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SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the following Registration Statements of The Toronto-Dominion Bank:

1.
Form F-3 filed February 21, 2002;

2.
Form F-10 filed December 16, 2002;

3.
Form S-8 filed November 30, 2000;

4.
Form S-8 filed November 5, 2002, as amended on June 4, 2004;

5.
Form F-10 filed January 5, 2005.

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: February 24, 2005
	By	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President, Legal

1st Quarter • 2005 • Report to Shareholders • Three months ended January 31, 2005

TD Bank Financial Group Delivers
Very Strong First Quarter Results,
Increases Dividend

FIRST QUARTER FINANCIAL HIGHLIGHTS

  •
  On a reported basis1, diluted earnings per share were $.95, compared with $.88 for the first quarter last year.

  •
  Diluted earnings per share before amortization of intangibles2 were $1.08, compared with $1.15 for the first quarter last year.

  •
  On a reported basis, return on total common equity for the quarter was 19.5%, compared with 19.8% for the first quarter last year.

  •
  Return on invested capita13 for the quarter was 17.9%, compared with 21.1% for the first quarter last year.

  •
  Reported net income was $630 million for the quarter, compared with reported net income of $582 million for the first quarter last year.

  •
  Net income before amortization of intangibles was $717 million, compared with $761 million for the first quarter last year.

The diluted earnings per share figures above include the following:

  •
  a recovery in the non-core lending portfolio related to amounts previously provided for under sectoral provisions of $20 million after-tax, (3 cents per share), compared with a sectoral provision release of $130 million after-tax (20 cents per share) for the first quarter last year;

  •
  a general loan loss provision release of $23 million after-tax, (3 cents per share);

  •
  the impact of Accounting Guideline 13 (AcG-13) resulting in a loss of $10 million after-tax, ((2) cents per share), compared with a loss of $21 million after-tax ((3) cents per share) for the first quarter last year.

        TORONTO, February 24, 2005 — TD Bank Financial Group (TDBFG) today announced its financial results for the first quarter ended January 31, 2005. Results for the quarter reflect continued earnings momentum in Personal and Commercial Banking and solid performance in Wealth Management and Wholesale Banking. The Bank also announced an increase in the quarterly dividend of 4 cents to 40 cents representing an increase of 11.1 per cent per fully paid common share for the quarter ended April 30, 2005, payable on or after April 30, 2005.

        "For some time TDBFG's senior management team has emphasized that we're running simple strategies in each of our three businesses with a focus on operating excellence and efficient use of capital. This quarter is a very clear indication that those strategies are working," said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. "The Board's decision to increase the dividend underscores the strength of our sustainable earnings and positions us well within the range of our targeted dividend payout ratio." Clark also noted that the Bank's Tier 1 capital position had improved to 13.0% for the quarter, up from 10.9% at the end of the first quarter 2004.

FIRST QUARTER BUSINESS SEGMENT PERFORMANCE

Personal and Commercial Banking

        The Personal and Commercial Banking operations of TD Canada Trust continued to lead the way in driving the Bank's earnings, with excellent results for the quarter. Earnings before amortization of intangibles exceeded expectations and were up 21% from the same quarter last year.

        "This was an exceptionally strong quarter for Personal and Commercial Banking with broad-based performance across the retail banking and insurance product lines," said Clark. "February 1st marked the fifth anniversary of the acquisition of Canada Trust and this quarter generated the highest ever earnings for TD Canada Trust."

        Highlights of the record results this quarter include robust insurance sales and improved claims experience, as well as continued strong real estate secured lending, core banking and business banking deposit volume growth. Personal and Commercial Banking earnings also benefited from an improvement in the efficiency ratio and a decline in provisions for credit loss on the personal side. Net interest margins also remained relatively flat for the third consecutive quarter.

Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

2
Earnings before amortization of intangibles and reported results referenced in this report are explained in detail on page 3 under "How the Bank Reports."

3
Return on invested capital is explained in detail on page 4 under "Economic Profit and Return on Invested Capital."

Wealth Management

        Results from the Bank's Wealth Management business were driven by robust mutual fund sales and improved performance from the advice-based businesses.

        This was offset by discount brokerage transactional volumes which were lower than last year in Canada, the United States and the United Kingdom. As a result, earnings before amortization of intangibles for Wealth Management were down 12% year-over-year but up 56% from the fourth quarter.

        "Wealth Management's year-over-year results remain encouraging when viewed in the context of the current investments in infrastructure and our advice-based sales forces, and lower discount brokerage volumes that we didn't face in the first quarter last year," explained Clark. "This quarter clearly demonstrated that we have several solid vehicles for growth within our Wealth Management business as more customers are attracted to our advice-based businesses and mutual funds."

Wholesale Banking

        Wholesale Banking generated solid results this quarter. TD Securities' investment banking, domestic equity and advisory businesses led the way in driving earnings. Trading related revenues were down from an exceptionally strong first quarter last year, primarily due to weaker performance in our equity trading businesses. Merchant banking results were flat year-over-year.

        "Wholesale Banking generated a very strong Return On Invested Capital (ROIC) of 22.9% this quarter along with solid levels of net income and economic profit," said Clark. "This was accomplished with lower risk weighted assets and invested capital."

Corporate

        The Bank had a recovery in the non-core lending portfolio related to amounts previously provided for under sectoral provisions of $20 million after-tax, (3 cents per share) and a general loan loss provision release of $23 million after-tax, (3 cents per share) in the quarter.

        The Bank recorded a loss of $10 million after-tax or 2 cents per share this quarter as a result of the impact of Accounting Guideline 13 (AcG-13), requiring the Bank to mark-to-market the value of its credit protection on its corporate lending portfolio.

        Following the quarter, shareholders of Banknorth Group, Inc., approved the Bank's proposed acquisition of 51 per cent of Banknorth. The transaction is expected to close on or about March 1, 2005. Starting in the second quarter, Banknorth results will be reported as TDBFG's fourth business segment — U.S. Personal and Commercial Banking.

CONCLUSION

        "The Board and senior management team are very pleased with the Bank's performance this quarter and believe we are well positioned for a strong 2005 in this our 150th anniversary year," said Clark. "We look forward to building on this momentum with the addition of what we believe is the industry's best U.S. growth platform in Banknorth starting in the second quarter."

Caution regarding forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets, and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management discussion and analysis section of this report and in other regulatory filings made in Canada and with the SEC, including the Bank's 2004 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business; the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to complete and integrate acquisitions, including the acquisition of a 51% interest in Banknorth Group, Inc.; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, please see the discussion starting on page 37 of the Bank's 2004 Annual Report concerning the effect certain key factors could have on actual results. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        This Management's Discussion and Analysis is as of February 24, 2005. Additional information relating to the Bank is on SEDAR at www.sedar.com, as well as on the Bank's website www.td.com.

HOW WE PERFORMED

How the Bank Reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), relevant aspects of which are presented on pages 11 to 23 of this First Quarter Report to Shareholders. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        The Bank also utilizes earnings before amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes amortization of intangibles from reported basis earnings. The majority of the Bank's intangible amortization relates to the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as this approach is how the Bank manages its businesses internally. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and related terms used in this report are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's earnings before amortization of intangibles and its reported results.

Reconciliation of earnings before amortization of intangibles to reported results (unaudited)

	For the three months ended
	Jan. 31 2005		Jan. 31 2004
	(millions of Canadian dollars)
Net interest income		$1,411		$1,445
Provision for (reversal of) credit losses		10		(104)
Other income		1,395		1,300
Non-interest expenses		1,811		1,755

Income before provision for income taxes		985		1,094
Provision for income taxes		268		333

Net income before amortization of intangibles		$717		$761
Amortization of intangibles, net of income taxes		87		179

Net income applicable to common shares — reported basis		$630		$582

	(Canadian dollars)
Basic net income per common share — reported basis	$	..96	$	..89
Diluted net income per common share — reported basis		.95		.88
Basic net income per common share — before amortization of intangibles		1.09		1.16
Diluted net income per common share — before amortization of intangibles		1.08		1.15

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

Net Income

        Reported net income was $630 million for the first quarter 2005, compared with $582 million in the same quarter last year. Reported basic earnings per share were $.96, compared with $.89 in the same quarter last year. Reported diluted earnings per share were $.95 for the quarter, compared with $.88 in the same quarter last year. Reported return on total common equity, on an annualized basis was 19.5% for the quarter compared with 19.8% in the same quarter last year.

        Net income before amortization of intangibles for the first quarter 2005 was $717 million, compared with $761 million in the same quarter last year. Basic earnings per share before amortization of intangibles were $1.09, compared with $1.16 in the same quarter last year. Diluted earnings per share before amortization of intangibles were $1.08 for the quarter, compared with $1.15 in the same quarter last year. Return on total common equity before amortization of intangibles, on an annualized basis was 22.1% for the quarter compared with 26.0% in the same quarter last year.

Economic Profit and Return on Invested Capital

        The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is net income before amortization of intangibles less a charge for average invested capital. Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the Capital Asset Pricing Model. The charge represents an assumed minimum return required by common shareholders on the Bank's invested capital. The Bank's goal is to achieve positive and growing economic profit.

        Return on invested capital (ROIC) is net income before amortization of intangibles, divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

        Economic profit and ROIC are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The following table provides a reconciliation between the Bank's economic profit, return on invested capital and net income before amortization of intangibles. Earnings before amortization of intangibles and related terms are discussed in the "How the Bank Reports" section.

Reconciliation of economic profit, return on invested capital and net income before amortization of intangibles

	For the three months ended
	Jan. 31 2005	Jan. 31 2004
	(millions of Canadian dollars)
Average common equity	$12,846	$11,665
Average cumulative amount of goodwill/intangible amortization, net of income taxes	3,080	2,666

Average invested capital	$15,926	$14,331
Rate charged for invested capital	10.1%	10.7%

Charge for invested capital	(405)	(385)
Net income before amortization of intangibles	717	761

Economic profit	$312	$376

Return on invested capital	17.9%	21.1%

Return on total common equity — reported basis	19.5	19.8

Net Interest Income

        Net interest income on a reported basis was $1,411 million for the first quarter 2005, a decrease of $34 million from the same quarter last year. The decrease was primarily related to Wholesale Banking and was mainly attributable to reduced trading-related net interest income and continued reductions in the Wholesale Banking loan portfolio. This decrease was partially offset by higher net interest income in Personal and Commercial Banking due to strong volume growth in real estate secured lending, small business deposits and core banking, slightly offset by lower margins. Net interest income in Wealth Management also increased due to higher spreads on margin loans combined with higher customer deposit balances in Waterhouse U.S.A.

        At the total Bank level, the Bank does not discuss net interest income on a taxable equivalent basis (TEB), as it is not useful at that level. However, on a segmented basis, the Bank discusses net interest income on a TEB. For further details, see the introductory discussion in the "How Our Businesses Performed" section on page 9.

Other Income

        Other income on a reported basis was $1,395 million for the first quarter 2005, an increase of $95 million from the same quarter last year.

        Insurance revenues, net of claims, increased by $73 million compared with the same quarter last year, due to the acquisition of business from Liberty Mutual Group, improved claims experience and organic volume growth. Securitization income declined by $18 million due to lower levels of securitized assets.

        Trading income reported in other income increased by $24 million compared with the same quarter last year mainly due to an increase in trading income in Wholesale Banking. However, trading-related income (which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income) decreased by $83 million compared with the same quarter last year primarily as a result of lower equity trading-related income. The Bank also recognized $16 million of losses (net of accrual costs) in the current quarter, as compared with $31 million of losses in the same quarter last year, related to derivatives not afforded hedge accounting subsequent to the adoption of the new hedging relationships accounting guideline in fiscal 2004.

        Investment and securities services decreased by $11 million primarily as a result of self-directed brokerage fees decreasing by $58 million as compared with the same quarter last year due to lower trading volumes. Average trades per day decreased by 16% to 114,000 from 135,000 in the same quarter last year. Mutual fund management fees, however, increased by $10 million and investment management fees increased by $6 million as compared with the same quarter last year due to an increase in assets under management. Capital market fee revenues (which include revenues from mergers and acquisitions, underwriting, equity sales and trading and full service commissions) increased by $24 million compared with the same quarter last year due to improved equity issuance in the institutional equity businesses and higher advisory fees in mergers and acquisitions.

Non-Interest Expenses

        On a reported basis, expenses for the first quarter 2005 were $1,945 million compared with $1,925 million in the same quarter last year.

        The increase in expenses was primarily within Personal and Commercial Banking where expenses increased due to growth in insurance business volume and the acquisition of business from Liberty Mutual Group. Expenses in Wealth Management increased due to higher mutual fund sales commissions and full service commissions paid. Expenses in the Corporate segment also increased due to higher corporate support function costs. The increase was somewhat offset by a decrease in Wholesale Banking this quarter, primarily attributable to lower variable compensation costs. The impact of amortization of intangibles on the Bank's reported basis before tax expenses was $134 million for the first quarter 2005, compared with $170 million in the same quarter last year. Expenses before amortization of intangibles in the first quarter 2005 increased by $56 million to $1,811 million from $1,755 million in the same quarter last year.

        On a reported basis, the Bank's overall efficiency ratio was 69.3% compared with 70.1% in the same quarter last year. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for Personal and Commercial Banking, which had an efficiency ratio before amortization of intangibles of 55.6% this quarter compared with 58.3% in the same quarter last year. The Bank's efficiency ratio before amortization of intangibles weakened to 64.5% in the first quarter 2005 from 63.9% in the same quarter last year.

Taxes

        The Bank's effective tax rate, on a reported basis, was 26.0% for the first quarter 2005, compared with 37.0% in the same quarter last year. Based on earnings before amortization of intangibles, the effective tax rate was 27.2% for the quarter compared with 30.4% in the same quarter last year. The change in the effective rate is primarily due to the items listed in the following table.

	For the three months ended January 31
	2005		2004
	(millions of Canadian dollars)
Income taxes at Canadian statutory income tax rate	$298	35.0%	$324	35.1%
Increase (decrease) resulting from:
Dividends received	(48)	(5.6)	(45)	(4.9)
Rate differentials on international operations	(36)	(4.2)	(16)	(1.7)
Future federal and provincial tax rate increases	—	—	51	5.5
Federal large corporations tax	—	—	2.2
Other — net	7.8		26	2.8

Provision for income taxes and effective income tax rate — reported basis	$221	26.0%	$342	37.0%

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

Balance Sheet

        Total assets were $333 billion at the end of the first quarter 2005, $22 billion higher than October 31, 2004. Increased positions in securities represented $13 billion of the increase. Also, compared with October 31, 2004, personal loans, including securitizations, increased by $2 billion to reach $58 billion, as a result of steady growth in real estate secured lending volumes. At the end of the quarter, residential mortgages, including securitizations, increased by $2 billion compared with October 31, 2004 as the current low interest rate environment continues to drive customer demand. Bank-originated securitized assets not included on the balance sheet amounted to $21 billion, compared with $20 billion as at October 31, 2004.

        Wholesale banking deposits increased by $9 billion as compared with October 31, 2004 mainly due to funding of the increase in trading securities.

        The Bank enters into structured transactions on behalf of clients which results in assets recorded on the Bank's Consolidated Interim Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at January 31, 2005, assets under such arrangements amounted to $14 billion, unchanged from October 31, 2004. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $5 billion as at January 31, 2005 unchanged from October 31, 2004. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is required.

Managing Risk

Credit Risk and Provision for (Reversal of) Credit Losses

        During the first quarter 2005, the Bank recorded a provision for credit losses of $10 million compared with a reversal of credit losses of $104 million in the same quarter last year. The provision for credit losses recorded in the first quarter 2005 was mainly attributable to Personal and Commercial Banking, which reported a $95 million provision in the normal course of business (before the effect of securitizations). Partially offsetting this provision for credit losses was a $35 million general allowance release and a $35 million recovery in the non-core lending portfolio related to amounts previously provided for under sectoral provisions. These reversals were a result of continued reduction in exposure in the Bank's non-core lending portfolio and improved market conditions. Also, as a result of improved conditions in the lending business and reduced exposures, the portfolio is at a point where the Bank has identified specific allowances and no longer requires sectoral allowances.

Interest Rate Risk

        The objective of interest rate risk management for the non-trading portfolio is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitability management for its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

  •
  minimizing the impact of interest rate risk on net interest income and economic value within Personal and Commercial Banking; and

  •
  measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.

        The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2005, an immediate and sustained 100 basis point increase in rates would have decreased the economic value of shareholders' equity by $113 million or 1% after-tax.

Liquidity Risk

        The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under a base case stress scenario that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is defined as total available liquid assets less the Bank's maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days. As at January 31, 2005, the Bank's consolidated surplus liquid asset position up to 90 days was $23.1 billion, compared with a consolidated surplus liquid asset position of $18.8 billion on October 31, 2004. The Bank ensures that it meets the requirements by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk

        The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table on the following page presents average and end-of-quarter general market risk VaR usage for the three month period ended January 31, 2005, as well as the fiscal 2004 average. The Bank backtests its VaR by comparing it to daily net trading revenue. For the three month period ended January 31, 2005, daily net trading revenues were positive for 91% of the trading days. Losses never exceeded the Bank's statistically predicted VaR for the total of the Bank's trading-related businesses.

Value at Risk Usage — Wholesale Banking

	For the three months ended	For the three months ended	For the twelve months ended
	Jan. 31 2005 As at	Jan. 31 2005 Average	Oct. 31 2004 Average
	(millions of Canadian dollars)
Interest rate risk	$8.5	$8.7	$9.1
Equity risk	8.3	5.6	5.3
Foreign exchange risk	2.9	2.8	2.6
Commodity risk	2.6	1.2	.8
Diversification effect	(9.6)	(9.5)	(6.9)

General Market Value at Risk	$12.7	$8.8	$10.9

Capital

        As at January 31, 2005, the Bank's Tier 1 capital ratio was 13.0%, compared with 12.6% at October 31, 2004. Risk-weighted assets increased by $3 billion compared with October 31, 2004 principally from asset growth in Personal and Commercial Banking. Tier 1 capital increased by $.8 billion compared with October 31, 2004 driven by continued strong internal capital generation.

Acquisition of Banknorth Group, Inc.

        On February 18, 2005, shareholders of Banknorth Group, Inc. (Banknorth) approved the proposed acquisition by the Bank of 51% of the outstanding shares of Banknorth. The transaction is expected to close on or about March 1, 2005, pending final regulatory approval.

ACCOUNTING AND REPORTING CHANGES

        The following is a summary of accounting and reporting changes the Bank expects to adopt in future periods. See Note 12 of the Bank's Consolidated Interim Financial Statements for more details of future accounting and reporting changes.

Earnings per Share

        The Canadian Institute of Chartered Accountants (CICA) has issued a proposed accounting standard on earnings per share that is applicable to the Bank in fiscal 2006. The primary impact of the proposed standard is that it eliminates the provision that allows the Bank to assume that contracts with the option of settling in either cash or stock will be settled in cash. As a result, the Bank's liability for preferred shares and Capital Trust Securities (comprising Capital Trust Securities and TD Capital Trust II Securities of TD Capital Trust and TD Capital Trust II, respectively) will need to be included in the diluted earnings per share calculation. The impact on diluted earnings per share is expected to be approximately four cents per share per quarter. Basic earnings per share will not be affected.

Financial Instruments, Hedges and Comprehensive Income

        The CICA has issued three new accounting standards — Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning with the first quarter of fiscal 2007. The principal impacts of the standards are detailed as follows.

  •
  Financial assets will be classified as available for sale, held to maturity or trading.

  •
  For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the value of derivatives and hedged items will be recorded through income.

  •
  For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through comprehensive income until the hedged items are recognized in income.

  •
  Comprehensive income will be a new component of shareholders' equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank's primary Consolidated Financial Statements.

Controls and Procedures Surrounding Preparation of Financial Statements

        The Bank currently expects to file a certification on the adequacy of internal controls in the 2005 Annual Report to be issued in December pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002. In 2004, work was conducted throughout the Bank to identify, document and assess internal controls over financial reporting.

SUPPLEMENTARY INFORMATION

Table 1: Quarterly Results
 Quarterly Results — Reported Basis

	2005	2004								2003
	Jan. 31	Oct. 31		Jul. 31		Apr. 30		Jan. 31		Oct. 31		Jul. 31		Apr. 30	Jan. 31
	(millions of Canadian dollars)
Net interest income	$1,411		$1,435		$1,452		$1,441		$1,445		$1,335		$1,358	$1,400		$1,344
Other income	1,395		1,118		1,181		1,284		1,300		1,094		1,193	968		1,169

Total revenue	2,806		2,553		2,633		2,725		2,745		2,429		2,551	2,368		2,513
Net income (loss) applicable to common shares	$630		$595		$565		$490		$582		$480		$480	$(295)		$324

	(Canadian dollars)
Basic net income (loss) per common share	$ ..96	$	..91	$	..87	$	..74	$	..89	$	..74	$	..74	$(.46)	$	..50
Diluted net income (loss) per common share	.95		.90		.86		.74		.88		.73		.73	(.46)		.50

Quarterly Results — Before Amortization of Intangibles

	2005	2004					2003
	Jan. 31	Oct. 31	Jul. 31	Apr. 30		Jan. 31	Oct. 31		Jul. 31		Apr. 30	Jan. 31
	(millions of Canadian dollars)
Net interest income	$1,411	$1,435	$1,452		$1,441	$1,445		$1,335		$1,358	$1,400		$1,344
Other income	1,395	1,118	1,181		1,284	1,300		1,094		1,193	968		1,169

Total revenue	2,806	2,553	2,633		2,725	2,745		2,429		2,551	2,368		2,513
Net income (loss) applicable to common shares	$717	$687	$664		$597	$761		$592		$599	$(168)		$457

	(Canadian dollars)
Basic net income (loss) per common share	$1.09	$1.05	$1.02	$	..91	$1.16	$	..91	$	..92	$(.26)	$	..71
Diluted net income (loss) per common share	1.08	1.04	1.01		.90	1.15		.90		.91	(.26)		.70

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

Table 2: Capital Stock and Liabilities for Preferred Shares

	Jan. 31 2005	Oct. 31 2004
	(thousands of shares)
Liabilities for preferred shares issued by the Bank:
Class A — Series I	16	16
Class A — Series J	16,384	16,384
Class A — Series M	14,000	14,000
Class A — Series N	8,000	8,000

Liabilities for preferred shares issued by TD Mortgage Investment Corporation: Series A	350	350

Common shares — outstanding	658,349	655,902

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

HOW OUR BUSINESSES PERFORMED

        For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Banking, and Wealth Management. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. For example, revenue is not affected by the amortization of intangibles, but expenses are affected by the amortization of intangibles. This measure is only relevant in the Personal and Commercial Banking and Wealth Management segments as there are no intangibles allocated to the Wholesale Banking and Corporate segments. For further details see the "How the Bank Reports" section on page 3. For information concerning the Bank's measures of economic profit and return on invested capital, see page 4. Segmented information also appears in Note 10 of the Bank's Consolidated Interim Financial Statements.

        Net interest income, primarily within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected primarily in the Wholesale Banking segment's results is eliminated in the Corporate segment.

Personal and Commercial Banking

        Personal and Commercial Banking recorded very strong operating results this quarter. A positive spread of five percentage points between revenue and expense growth combined with lower credit losses resulted in 21% earnings growth compared with the same quarter last year. Net income of $424 million before amortization of intangibles for the first quarter 2005 increased by $74 million from the same quarter last year. Return on invested capital increased from 20% last year to 23% this quarter and economic profit grew by $67 million or 35% compared with the same quarter last year.

        Revenue grew by $148 million or 10% compared with the same quarter last year. The acquisition of insurance business from Liberty Mutual Group contributed $34 million to revenue growth. The main contributors to organic revenue growth were improved insurance claims experience and strong volumes in real estate secured lending, core deposits and small business deposits. These areas of growth were partly offset by lower margins. The revenue growth rate is running ahead of target due to a combination of better than expected insurance results and higher margin in core deposits.

        As compared with the same quarter last year, real estate secured lending volume (including securitizations) grew by $10 billion or 10%, credit card volume grew by $241 million or 6%, personal deposit volume grew $4 billion or 4% while other personal loans declined by $212 million or 1%. Business deposits grew by $3 billion or 11% and business loans and acceptances increased by $200 million or 1%. Originated insurance premiums grew by $19 million or 5%, before the impact of the acquisition from Liberty Mutual. As of November 2004, personal market share (loans, deposits and mutual funds) was 20.81% down .38% from last year. Lending represented the majority of the market share decline, partly due to lower growth in unsecured lending as a result of actions taken to improve credit quality.

        Margin on average earning assets decreased from 3.11% last year to 3.02% primarily due to a change in product mix as volume growth was weighted toward lower margin products such as real estate secured lending and the Guaranteed Investment Account. Margin has been relatively stable over the last three quarters and is expected to remain so in the short term based on the outlook for flat short term interest rates(1).

        Provision for credit losses (PCL) for the quarter decreased by $11 million or 10% compared with the same quarter last year. Personal PCL of $85 million was $20 million lower than the same quarter last year from the improved credit quality in the unsecured lending portfolio. Commercial and small business PCL was $10 million this quarter, up $9 million from the same quarter last year. Annualized PCL as a percent of lending volume continued to be low at .26%, down from .32% in the same quarter last year.

        Expenses before amortization of intangibles increased by $40 million or 5% compared with the same quarter last year. The insurance acquisition accounted for $25 million or 3% expense growth. Insurance business volume growth, employee incentive compensation and systems development projects also contributed to the increase in expenses. Offsetting these factors were synergies realized from the integration of the branches acquired from Laurentian Bank. The full time equivalent (FTE) staffing levels increased by 615 as compared with the same quarter last year. Growth in the insurance business, including the Liberty acquisition, added 928 FTE to staffing levels. Otherwise, staffing levels were down 313 FTE, reflecting the branch integration synergies. The spread between revenue and expense growth resulted in a 2.7 point improvement in the efficiency ratio, before amortization of intangibles, to a new quarterly low of 55.6%.

        Although both revenue and earnings growth are expected to moderate somewhat from the high growth rates of the first quarter, Personal and Commercial Banking is confident of achieving strong earnings growth again this year.

(1)
This outlook and others expressed in this report are based on the Bank's views and the actual outcome is uncertain. For more information, see the "Caution regarding forward-looking statements" on page 2.

Wholesale Banking

        Wholesale Banking recorded net income of $141 million in the first quarter, $35 million less than a very strong first quarter of last year. The return on invested capital for the quarter was 23% compared with 28% in the same quarter last year. Economic profit for the quarter was $61 million compared with $94 million in the same quarter last year.

        Wholesale Banking revenue is derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $570 million, compared with $615 million in the same quarter last year. Capital markets generates revenues from advisory, underwriting, trading, facilitation and execution services. Capital markets revenues declined from last year primarily due to lower equity trading-related revenues. This was partially offset by strong results in the advisory and underwriting business. The equity investment portfolio delivered stable revenues compared with the same quarter last year. Corporate lending revenues declined as a result of continued reductions in credit exposure.

        Provisions for credit losses are comprised of allowances for loan losses and costs for credit protection. The cost of credit protection included in the segment represents the accrual cost for the protection. The change in market value of the protection, in excess of the accrual cost, is reported in the Corporate segment. Provisions for credit losses were $13 million for the quarter, an increase from $7 million in the same quarter last year. The entire $13 million provision in the quarter represented costs of credit protection.

        Wholesale Banking continues to proactively manage its credit risk and holds $4.1 billion in notional credit default swap protection, a decrease of $.4 billion from the end of last quarter and an increase of $1.3 billion from the same quarter last year. The decrease from the end of last quarter is largely a result of rebalancing within the protection portfolio, while the increase as compared with the same quarter last year results primarily from significant hedging activity undertaken in the second quarter last year.

        Risk-weighted assets (RWA) of the Wholesale Banking segment were $31 billion this quarter, relatively consistent with the previous quarter, and a decrease of $10 billion compared with the same quarter last year. The decline from last year is related to a decrease in both market and credit risk. The market risk RWA reduction reflects the impact of implementing the Interest Rate Specific Risk VaR model for the trading businesses, while the reduction in credit risk RWA is largely attributable to a decline in the size of the lending portfolio and increased credit protection.

        Expenses were $332 million, a decrease of $20 million from $352 million the same quarter last year. This is primarily due to lower variable compensation related to lower revenues in the capital markets businesses.

        Overall, this was a solid quarter for Wholesale Banking. Throughout 2005 Wholesale Banking will continue to focus on its key priorities which include: increasing domestic market share and expanding the niche product and sector based strategy globally, continuing to enhance the risk and control infrastructure and achieving return on invested capital of 15% to 22%.

Wealth Management

        Wealth Management's net income before amortization of intangibles for the first quarter 2005 was $98 million, a decline of $13 million from the same quarter last year. The return on invested capital for the quarter was 15%, a decrease of 1% from the same quarter last year. The economic profit for the quarter was $18 million, a decrease of $11 million compared with the same quarter last year.

        Total revenue decreased $8 million from the same quarter last year to $663 million due to a 16% decline in Discount Brokerage trades per day to 114,000 and foreign currency translation adjustments. These decreases were partially offset by higher interest revenue resulting from an increase in Discount Brokerage deposit balances in Waterhouse U.S.A. and spread income on margin loans, higher Mutual Fund management fees due to 11% growth in Mutual Fund assets under management and higher revenue in the advice-based businesses as assets under administration continue to grow.

        Expenses before amortization of intangibles were $508 million in the first quarter, an increase of $9 million compared with the same quarter last year. The increase resulted from higher mutual fund sales commissions and full service commissions paid.

        Assets under management of $131 billion at January 31, 2005 increased $7 billion from October 31, 2004 due to strong sales of mutual funds, growth in institutional assets and market appreciation. Assets under administration totaled $298 billion at the end of the first quarter, increasing $19 billion from October 31, 2004 due to the addition of new assets in Discount Brokerage, Investment Advice and Financial Planning as well as market appreciation.

        Looking ahead, Wealth Management believes it is well positioned to continue to increase its assets under management and administration in part as a result of the investments made in 2004 in its advice-based management businesses.

Corporate

        During the first quarter 2005, the Corporate segment reported net income of $54 million. The results include income relating to a $35 million ($23 million after-tax) general allowance release and a $35 million ($20 million after-tax) recovery in the non-core lending portfolio related to amounts previously provided for under sectoral provisions in U.S. subsidiaries. The non-core lending portfolio had $25 million ($16 million after-tax) of additional income which included net investment securities gains. In addition, the Corporate segment reported interest on income tax refunds of $10 million ($7 million after-tax) and securitization gains of $9 million ($6 million after-tax). The Corporate segment also recorded a loss of $16 million ($10 million after-tax) relating to the impact of the hedging relationships accounting guideline, as well as other costs associated with treasury activities and net unallocated revenues, expenses and taxes. Effective fiscal 2005, the Bank revised its methodology in allocating corporate support costs. This increased expenses in the Corporate segment by $22 million before tax.

CONSOLIDATED INTERIM BALANCE SHEET

(unaudited)

	As at
	Jan. 31 2005	Oct. 31 2004
	(millions of Canadian dollars)
Assets
Cash and non-interest-bearing deposits with other banks	$1,729	$1,404
Interest-bearing deposits with other banks	8,859	7,634

	10,588	9,038

Securities
Investment	34,862	31,387
Trading	75,977	66,893

	110,839	98,280

Securities purchased under resale agreements	26,220	21,888

Loans
Residential mortgages	52,377	51,420
Consumer instalment and other personal	50,522	48,857
Credit card	2,643	2,566
Business and government	21,429	22,264

	126,971	125,107
Allowance for credit losses (Note 2)	(1,138)	(1,183)

Loans (net of allowance for credit losses)	125,833	123,924

Other
Customers' liability under acceptances	5,275	5,507
Trading derivatives' market revaluation	35,922	33,697
Goodwill	2,245	2,225
Intangible assets	2,010	2,144
Land, buildings and equipment	1,223	1,330
Other assets	13,162	12,994

	59,837	57,897

Total assets	$333,317	$311,027

Liabilities
Deposits
Personal	$114,227	$111,360
Banks	14,588	11,459
Business and government	93,147	84,074

	221,962	206,893

Other
Acceptances	5,275	5,507
Obligations related to securities sold short	21,391	17,671
Obligations related to securities sold under repurchase agreements	10,688	9,846
Trading derivatives' market revaluation	34,766	33,873
Other liabilities	18,162	16,365

	90,282	83,262

Subordinated notes, debentures and other debt (Note 5)	5,660	5,644

Liabilities for preferred shares and Capital Trust Securities (Note 6)	2,210	2,560

Total liabilities	$320,114	$298,359

Shareholders' equity
Capital stock (Note 6)
Common (millions of shares issued and outstanding 658.3 in Q1, 2005 and 655.9 in Q4, 2004)	3,475	3,373
Contributed surplus (Note 7)	24	20
Foreign currency translation adjustments	(212)	(265)
Retained earnings	9,916	9,540

	13,203	12,668

Total liabilities and shareholders' equity	$333,317	$311,027

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

CONSOLIDATED INTERIM STATEMENT OF INCOME

(unaudited)

	For the three months ended
	Jan. 31 2005	Jan. 31 2004
	(millions of Canadian dollars)
Interest income
Loans	$1,832	$1,764
Securities
Dividends	229	189
Interest	856	773
Deposits with banks	95	132

	3,012	2,858

Interest expense
Deposits	1,108	990
Subordinated notes, debentures and other debt	79	80
Distributions from liabilities for preferred shares and Capital Trust Securities	29	44
Other obligations	385	299

	1,601	1,413

Net interest income	1,411	1,445
Provision for (reversal of) credit losses (Note 2)	10	(104)

Net interest income after credit loss provision	1,401	1,549

Other income
Investment and securities services	600	611
Credit fees	98	91
Net investment securities gains	52	45
Trading income	76	52
Service charges	170	165
Securitizations (Note 3)	93	111
Card services	52	49
Insurance, net of claims	184	111
Trust fees	17	17
Other	53	48

	1,395	1,300

Net interest and other income	2,796	2,849

Non-interest expenses
Salaries and employee benefits (Note 8)	981	943
Occupancy including depreciation	148	147
Equipment including depreciation	132	120
Amortization of intangible assets	134	170
Marketing and business development	104	96
Brokerage related fees	58	62
Professional and advisory services	108	91
Communications	46	51
Other	234	245

	1,945	1,925

Income before provision for income taxes	851	924
Provision for income taxes	221	342

Net income applicable to common shares	$630	$582

Average number of common shares outstanding (millions)
Basic	656.6	654.8
Diluted	661.9	660.0
Earnings per common share
Basic	$.96	$.89
Diluted	.95	.88

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

	For the three months ended
	Jan. 31 2005	Jan. 31 2004
	(millions of Canadian dollars)
Common shares
Balance at beginning of period	$3,373	$3,179
Proceeds from shares issued on exercise of options	27	35
Proceeds from shares issued as a result of dividend reinvestment plan	73	76
Impact of shares (acquired) sold by Wholesale Banking	2	(98)

Balance at end of period	3,475	3,192

Contributed surplus
Balance at beginning of period	20	9
Stock option expense (Note 7)	4	3

Balance at end of period	24	12

Foreign currency translation adjustments
Balance at beginning of period	(265)	(130)
Foreign exchange gains (losses) from investments in subsidiaries and other items	243	169
Foreign exchange gains (losses) from hedging activities	(279)	(151)
(Provision for) benefit of income taxes	89	55

Balance at end of period	(212)	(57)

Retained earnings
Balance at beginning of period	9,540	8,518
Net income	630	582
Common dividends	(236)	(209)
Termination of equity based compensation plan	—	(24)
Other	(18)	—

Balance at end of period	9,916	8,867

Total shareholders' equity	$13,203	$12,014

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited)

	For the three months ended
	Jan. 31 2005	Jan. 31 2004
	(millions of Canadian dollars)
Cash flows from (used in) operating activities
Net income	$630	$582
Adjustments to determine net cash flows from (used in) operating activities
Provision for (reversal of) credit losses	10	(104)
Depreciation	62	68
Amortization of intangible assets	134	170
Stock option expense	4	3
Net investment securities (gains) losses	(52)	(45)
Gain on securitizations	(39)	(38)
Changes in operating assets and liabilities
Future income taxes	(48)	(23)
Current income taxes payable	(159)	(540)
Interest receivable and payable	365	125
Trading securities	(9,084)	(16,823)
Unrealized gains and amounts receivable on derivatives contracts	(2,225)	(4,208)
Unrealized losses and amounts payable on derivatives contracts	893	3,783
Other	1,528	171

Net cash from (used in) operating activities	(7,981)	(16,879)

Cash flows from (used in) financing activities
Deposits	14,719	22,735
Securities sold under repurchase agreements	842	8,980
Securities sold short	3,720	4,724
Repayment of subordinated notes, debentures and other debt	(2)	(152)
Subordinated notes and debentures (acquired) sold for trading purposes	5	(43)
Translation adjustment on subordinated notes, debentures and other debt issued in a foreign currency	13	4
Common shares issued on exercise of options	27	35
Common shares issued as a result of dividend reinvestment plan	73	76
Common shares (acquired) sold by Wholesale Banking	2	(98)
Dividends paid on common shares	(236)	(209)

Net cash from (used in) financing activities	19,163	36,052

Cash flows from (used in) investing activities
Interest-bearing deposits with other banks	(1,225)	(45)
Activity in investment securities
Purchases	(10,130)	(10,036)
Proceeds from maturities	2,916	691
Proceeds from sales	3,791	2,715
Activity from lending activities
Origination and acquisitions	(18,160)	(33,334)
Proceeds from maturities	13,540	29,387
Proceeds from sales	1,061	1,220
Proceeds from loan securitizations	1,640	904
Land, buildings and equipment	27	(11)
Securities purchased under resale agreements	(4,332)	(10,367)

Net cash from (used in) investing activities	(10,872)	(18,876)

Effect of exchange rate changes on cash and cash equivalents	15	4

Net changes in cash and cash equivalents	325	301
Cash and cash equivalents at beginning of period	1,404	1,468

Cash and cash equivalents at end of period represented by cash and non-interest-bearing deposits with other banks	$1,729	$1,769

Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,587	$1,343
Amount of income taxes paid during the period	331	824
Dividends per common share	$.36	$.32

Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

        These Consolidated Interim Financial Statements should be read in conjunction with the Bank's Consolidated Financial Statements for the year ended October 31, 2004. The Consolidated Interim Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the Bank's Consolidated Financial Statements for the year ended October 31, 2004 except as discussed in Note 1. The Consolidated Interim Financial Statements include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the periods presented.

Note 1:    Changes in accounting policy

(a)   Liabilities and equity

        As of November 1, 2004, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) amendments to its accounting standard on financial instruments — disclosure and presentation on a retroactive basis with restatement of prior periods. As a result of these amendments, the Bank was required to classify its existing preferred shares totaling $1,310 million and innovative capital structures totaling $900 million, as at October 31, 2004, as liabilities and their corresponding distributions as interest expense. Earnings applicable to common shares and earnings per share amounts are unaffected for all prior periods. The following table shows the reduction in net interest income. Net income prior to restatement was also reduced by the same amounts each period. However, net income applicable to common shares is unaffected as the preferred dividends and non-controlling interest from the innovative capital structures were already deducted from income applicable to common shares in prior periods. For regulatory capital purposes, the existing capital instruments of the Bank have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank's capital ratios are unaffected.

	For the three months ended		For the year ended October 31
	Jan. 31 2005	Jan. 31 2004	2004	2003	2002
	(millions of Canadian dollars)
Net interest income — prior to restatement	$1,440	$1,489	$5,943	$5,616	$5,300
Less: Preferred dividends	12	21	78	87	93
Non-controlling interest	17	23	92	92	64

Net interest income — restated	$1,411	$1,445	$5,773	$5,437	$5,143

(b)   Consolidation of variable interest entities

        As of November 1, 2004, the Bank prospectively adopted the CICA accounting guideline on the consolidation of variable interest entities (VIEs). VIEs are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support provided by any parties, including equity investors. The accounting guideline required the Bank to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and if so, consolidate them. The primary impact of adopting the revised guideline is that the Bank no longer consolidates one of its innovative capital structures — TD Capital Trust II Securities, which accounts for $350 million of Tier 1 capital. Although the Bank has voting control it is not deemed the primary beneficiary under the VIE rules. For regulatory capital purposes, the Bank's innovative capital structures have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank's capital ratios are unaffected.

(c)   Merchant banking accounting

        As of November 1, 2004, the Bank prospectively adopted the Canadian Accounting Standards Board's amendments to its accounting standard on subsidiaries which disallows an enterprise acquired with the clearly demonstrated intention that it would be disposed of in the foreseeable future to be considered a temporary investment. As a result, the Bank has commenced equity accounting for investments held in the merchant banking portfolio where it has significant influence. The impact of this change in accounting is not significant for the Bank.

(d)   Asset retirement obligations

        As of November 1, 2004, the Bank adopted the CICA accounting standard on asset retirement obligations on a retroactive basis with restatement. The accounting standard requires that a liability for an asset retirement obligation related to a long-lived asset be recognized in the period in which it is incurred and recorded at fair value. The offset to the liability is capitalized as part of the carrying amount of the related long-lived asset. The impact of this accounting standard is not significant for the Bank.

(e)   Investment companies

        The Bank adopted the CICA accounting guideline on investment companies as of November 1, 2004. The accounting guideline requires the Bank's investment companies to account for all its investments at fair value. The guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of this accounting guideline is not significant for the Bank.

Note 2:    Allowance for credit losses

        The Bank's allowance for credit losses at January 31, 2005 and January 31, 2004 is shown in the table below. The Bank no longer has any sectoral allowances beginning in the first quarter 2005.

	Jan. 31 2005			Jan. 31 2004
	Specific allowance	General allowance	Total	Specific allowance	General allowance	Sectoral allowance	Total
	(millions of Canadian dollars)
Balance at beginning of year	$266	$917	$1,183	$487	$984	$541	$2,012
Provision for (reversal of) credit losses	45	(35)	10	96	—	(200)	(104)
Transfer from sectoral to specific	—	—	—	64	—	(64)	—
Write-offs(1)	(111)	—	(111)	(232)	—	—	(232)
Recoveries	54	—	54	26	—	32	58
Other(2)	2	—	2	9	—	7	16

Allowance for credit losses at end of period	$256	$882	$1,138	$450	$984	$316	$1,750

(1)
For the three months ended January 31, 2005 and 2004, there were no write-offs related to restructured loans.
(2)
Includes foreign exchange rate changes and losses on loan sales booked to sectoral allowance.

Note 3:    Securitizations

        The following table summarizes the Bank's securitization activity for the three months ended January 31. In most cases the Bank retained the responsibility for servicing the assets securitized.

	2005				2004
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
	(millions of Canadian dollars)
Gross proceeds from new securitizations recorded during the period	$1,649	$471	$1,300	$—	$1,042	$613	$1,500	$327
Retained interest recorded during the period	35	3	24	—	26	4	27	1
Gain on sale, net of transaction fees and expenses(1)	14	3	22	—	4	4	25	5
Cash flows received on interests retained	44	57	43	2	35	11	49	1

        The following table summarizes the impact of securitizations on the Bank's Consolidated Interim Statement of Income for the three months ended January 31.

	2005
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
	(millions of Canadian dollars)
Gain on sale, net of transaction fees and expenses(1)	$14	$3	$22	$—	$39
Servicing income	23	10	21	—	54

Total	$37	$13	$43	$—	$93

	2004
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
	(millions of Canadian dollars)
Gain on sale, net of transaction fees and expenses(1)	$4	$4	$25	$5	$38
Servicing income	42	7	24	—	73

Total	$46	$11	$49	$5	$111

(1)
For term loans (residential mortgage and commercial mortgage loans), the gain on sale is after the effects of hedges on assets sold.

        The key assumptions used to value the sold and retained interests as at January 31 are shown in the following table.

	2005				2004
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate(1)	20.0%	5.9%	41.0%	3.0%	20.0%	5.9%	39.4%	5.0%
Excess spread(2)	.7	1.1	12.9	—	.7	1.1	12.2	—
Discount rate	5.0	3.1	4.2	9.8	5.2	2.8	4.4	4.9
Expected credit losses(3)	—	—	2.9	.1	—	—	3.0	.1
(1)
Represents monthly payment rate for personal and credit card loans.
(2)
The excess spread for credit card loans reflects the net portfolio yield, which is interest earned and other revenues less funding costs and losses.
(3)
There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

        During the first quarter 2005, there were maturities of previously securitized loans and receivables of $1,780 million (Q1, 2004 — $2,578 million). As a result, the net proceeds from loan securitizations were $1,640 million (Q1, 2004 — $904 million).

Note 4:    Variable interest entities

        Variable interest entities (VIEs) are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support provided by any parties, including equity investors. The accounting guideline requires the Bank to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and if so, consolidate them. The primary beneficiary is an entity that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns or both.

        As of January 31, 2005, the Bank was not considered the primary beneficiary of any significant VIEs. However as at January 31, 2005, the Bank held significant variable interests in certain VIEs where it is not considered the primary beneficiary. The first of these are multi-seller conduits which the Bank created in fiscal 1993, 1998, 1999 and 2000 with a total of $8 billion of assets. While the probability of loss is negligible, the Bank's maximum potential exposure to loss from these conduits is $8 billion as of January 31, 2005 (through sole provision of liquidity facilities only available in the event of a general market disruption).

        The second is a single-seller conduit which the Bank created in fiscal 2000 with $3 billion of assets. The Bank's maximum potential exposure to loss for this conduit is through sole provision of liquidity facilities of $3 billion (as of January 31, 2005), which is only available in the event of a general market disruption, however, the probability of loss is negligible.

        The Bank also enters into structured transactions on behalf of clients. Beginning in fiscal 2001, the Bank sold trading assets to certain third party managed multi-seller conduits as a source of cost effective funding as well as to manage regulatory capital. As part of the transactions, the Bank maintained its exposure to the assets through derivative contracts executed with the conduits. The Bank's maximum exposure to the entity is limited to the $2 billion notional value of the specified assets sold.

Note 5:    Subordinated notes, debentures and other debt

        During the first quarter 2005, the Bank repaid upon maturity $2 million of debentures, with an interest rate of .7%.

Note 6:    Capital stock and liabilities for preferred shares

	Jan. 31 2005	Oct. 31 2004
	(thousands of shares)
Liabilities for preferred shares issued by the Bank:
Class A — Series I	16	16
Class A — Series J	16,384	16,384
Class A — Series M	14,000	14,000
Class A — Series N	8,000	8,000

Liabilities for preferred shares issued by TD Mortgage Investment Corporation: Series A	350	350

Common shares(1) — outstanding	658,349	655,902
Options to purchase common shares — outstanding	23,245	22,049

(1)
8,340 net common shares held by Bank subsidiaries have been sold during the quarter and added to equity.

        The Bank did not repurchase any common shares under the normal course issuer bid that was outstanding during the first quarter 2005. On February 24, 2005, the Bank announced the termination of that bid and the commencement of a new normal course issuer bid, effective for up to one year, to repurchase for cancellation up to 14 million common shares, representing approximately 2.1% of the Bank's outstanding common shares. A copy of the notice of the bid may be obtained, without charge, by contacting the Shareholders Relations department as set out on page 24 of this report.

Note 7:    Stock based compensation

        For the first quarter 2005, the Bank recognized a compensation expense of $4 million (Q1, 2004 — $3 million) for stock option awards in the Consolidated Interim Statement of Income. During the first quarter 2005, 2.2 million (Q1, 2004 — 2.4 million) options were granted with a weighted average fair value of $10.63 per option (Q1, 2004 — $9.26 per option). The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: risk-free interest rate of 3.70% (Q1, 2004 — 4.10%), expected option life of 5.3 years (Q1, 2004 — 5.0 years), expected volatility of 25.7% (Q1, 2004 — 27.6%) and expected dividend yield of 2.84% (Q1, 2004 — 2.93%).

Note 8:    Employee future benefits

        The Bank's pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal pension plan pension expense

	For the three months ended
	Jan. 31 2005	Jan. 31 2004
	(millions of Canadian dollars)
Elements of pension plan expense before adjustments to recognize the long term nature of the cost
Service cost — benefits earned	$11	$10
Interest cost on projected benefit obligation	26	24
Actual return on plan assets	(31)	(46)
Plan amendments	53	—
Adjustments to recognize the long term nature of plan cost
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets(1)	3	20
Actuarial (gains) losses(2)	3	4
Plan amendments(3)	(52)	1

Total	$13	$13

(1)
Includes expected return on plan assets of $28 million (Q1, 2004 — $25 million) less actual return on plan assets of $31 million (Q1, 2004 — $45 million).
(2)
Includes loss recognized in the first quarter 2005 of $3 million (Q1, 2004 — $4 million) less actuarial losses on projected benefit obligation in the first quarter 2005 of nil (Q1, 2004 — nil).
(3)
Includes amortization of costs for plan amendments in the first quarter 2005 of $1 million (Q1, 2004 — $1 million) less actual cost amendments in the first quarter 2005 of $53 million (Q1, 2004 — nil).

Other pension plans pension expense

	For the three months ended
	Jan. 31 2005	Jan. 31 2004
	(millions of Canadian dollars)
CT defined benefit pension plan	$1	$1
Supplemental employee retirement plans	6	6

Total	$7	$7

        The pension expense for the defined contribution portion of the CT plan for the three months ended January 31, 2005 was $.1 million (Q1, 2004 — $.1 million).

Principal non-pension post-retirement benefit plans expense

	For the three months ended
	Jan. 31 2005	Jan. 31 2004
	(millions of Canadian dollars)
Service cost — benefits earned	$3	$2
Interest cost on projected benefit obligation	5	5

Total	$8	$7

Cash Flows

        The Bank's contributions to its pension plans and its principal non-pension post-retirement benefit plans for the three months ended January 31, 2005 and January 31, 2004 are as follows:

	For the three months ended
	Jan. 31 2005	Jan. 31 2004
	(millions of Canadian dollars)
Principal pension plan	$14	$11
CT defined benefit pension plan	1	1
Supplemental employee retirement plans	2	2
Principal non-pension post-retirement benefit plans	2	2

Total	$19	$16

        As at January 31, 2005, the Bank expects to contribute an additional $42 million to its principal pension plan, $1 million to its CT defined benefit pension plan, $6 million to its supplemental employee retirement plans and $9 million to its principal non-pension post-retirement benefit plans by the end of the year. However, future contribution amounts may change upon the Bank's review of the current contribution levels during the year.

Note 9:    Earnings per common share

	For the three months ended
	Jan. 31 2005	Jan. 31 2004
	(millions of Canadian dollars)
Basic earnings per common share
Net income applicable to common shares	$630	$582
Average number of common shares outstanding (millions)	656.6	654.8
Basic earnings per common share	$.96	$.89

Diluted earnings per common share
Net income applicable to common shares	$630	$582
Average number of common shares outstanding (millions)	656.6	654.8
Stock options potentially exercisable as determined under the treasury stock method(1)	5.3	5.2

Average number of common shares outstanding — diluted	661.9	660.0
Diluted earnings per common share	$.95	$.88

(1)
For Q1, 2005, the computation of diluted earnings per common share excluded weighted average options outstanding of 1.1 million with a weighted exercise price of $49.40 as the options price was greater than the average market price of the Bank's common shares. For Q1, 2004, all options outstanding were included in the computation of diluted earnings per common share as the options' exercise prices were less than the average market prices of the Bank's common shares.

Note 10:    Segmented information

        The Bank's operations and activities are organized around the following businesses: Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three months ended January 31, 2005 and January 31, 2004 are presented in the following tables.

Results by business segment

	For the three months ended
	Personal and Commercial Banking		Wholesale Banking(1)		Wealth Management		Corporate(1)		Total
	Jan. 31 2005	Jan. 31 2004	Jan. 31 2005	Jan. 31 2004	Jan. 31 2005	Jan. 31 2004	Jan. 31 2005	Jan. 31 2004	Jan. 31 2005	Jan. 31 2004
	(millions of Canadian dollars)
Net interest income	$1,089	$1,029	$278	$389	$145	$114	$(101)	$(87)	$1,411	$1,445
Other income	574	486	292	226	518	557	11	31	1,395	1,300

Total revenue	1,663	1,515	570	615	663	671	(90)	(56)	2,806	2,745
Provision for (reversal of) credit losses	95	106	13	7	—	—	(98)	(217)	10	(104)
Non-interest expenses before amortization of intangibles	924	884	332	352	508	499	47	20	1,811	1,755

Income (loss) before provision for (benefit of) income taxes	644	525	225	256	155	172	(39)	141	985	1,094
Provision for (benefit of) income taxes	220	175	84	80	57	61	(93)	17	268	333

Net income (loss) — before amortization of intangibles	$424	$350	$141	$176	$98	$111	$54	$124	$717	$761

Amortization of intangibles, net of income taxes									87	179

Net income — reported basis									$630	$582

Total assets (billions of Canadian dollars)
— balance sheet	$123.3	$117.5	$165.9	$158.4	$27.0	$22.3	$17.1	$18.0	$333.3	$316.2
— securitized	31.5	26.0	—	—	—	—	(10.3)	(7.2)	21.2	18.8

(1)
The taxable equivalent basis adjustment is reflected primarily in the Wholesale Banking segment's results and eliminated in the Corporate segment.

        Certain comparative amounts have been restated. See Note 1 of the Consolidated Interim Financial Statements.

Note 11:    Reconciliation of Canadian and United States generally accepted accounting principles

        The accounting principles followed by the Bank including the accounting requirements of the Superintendent of Financial Institutions Canada conform with Canadian generally accepted accounting principles (Canadian GAAP).

        Significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described in the Bank's 2004 Annual Report with their impact detailed below.

Net Income

	For the three months ended January 31
	2005	2004
	(millions of Canadian dollars)
Net income based on Canadian GAAP	$630	$582
Securitizations	(2)	(2)
Available for sale securities	2	2
Derivative instruments and hedging activities	(88)	(122)
Guarantees	(3)	(3)
Liabilities and equity	29	44
Income taxes and net change in income taxes due to the above items	43	48
Non-controlling interest	(23)	(29)

Net income based on U.S. GAAP	588	520
Preferred dividends	6	15

Net income applicable to common shares based on U.S. GAAP	$582	$505

Average number of common shares outstanding (millions)
Basic — U.S. GAAP	656.6	654.8
— Canadian GAAP	656.6	654.8

Diluted — U.S. GAAP	661.9	660.0
— Canadian GAAP	661.9	660.0

Basic earnings per common share — U.S. GAAP	$.89	$.77
— Canadian GAAP	.96	.89

Diluted earnings per common share — U.S. GAAP	$.88	$.77
— Canadian GAAP	.95	.88

Consolidated Interim Statement of Comprehensive Income

	For the three months ended January 31
	2005	2004
	(millions of Canadian dollars)
Net income based on U.S. GAAP	$588	$520
Other comprehensive income (loss), net of income taxes
Net change in unrealized gains and losses on available for sale securities	123	99
Reclassification to earnings in respect of available for sale securities	5	5
Change in unrealized foreign currency translation gains and losses	53	117
Change in gains and losses on derivative instruments designated as cash flow hedges	(124)	(150)
Reclassification to earnings of gains and losses on cash flow hedges	5	83

Comprehensive income	$650	$674

Condensed Consolidated Interim Balance Sheet

	As at January 31
	2005			2004
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
	(millions of Canadian dollars)
Assets
Cash resources and other	$10,588	$—	$10,588	$8,065	$—	$8,065
Securities
Investment	34,862	4,349	39,211	31,450	1,903	33,353
Trading	75,977	—	75,977	71,713	281	71,994
Securities purchased under resale agreements	26,220	—	26,220	27,842	—	27,842
Loans (net)	125,833	—	125,833	119,985	3,958	123,943
Derivatives' market revaluation	35,922	1,376	37,298	32,659	1,434	34,093
Goodwill	2,245	64	2,309	2,272	64	2,336
Intangible assets	2,010	33	2,043	2,570	34	2,604
Other assets	19,660	9	19,669	19,680	103	19,783

Total assets	$333,317	$5,831	$339,148	$316,236	$7,777	$324,013

Liabilities
Deposits	$221,962	$—	$221,962	$205,615	$—	$205,615
Derivatives' market revaluation	34,766	1,200	35,966	31,783	720	32,503
Other liabilities	55,516	4,206	59,722	58,356	2,245	60,601
Subordinated notes, debentures and other debt	5,660	—	5,660	5,696	4,051	9,747
Liabilities for preferred shares and Capital Trust Securities	2,210	(2,210)	—	2,772	(2,772)	—

Total liabilities	320,114	3,196	323,310	304,222	4,244	308,466

Non-controlling interest	—	1,250	1,250	—	1,727	1,727

Shareholders' equity
Preferred shares	—	960	960	—	1,172	1,172
Common shares	3,475	38	3,513	3,192	27	3,219
Contributed surplus	24	1	25	12	12	24
Foreign currency translation	(212)	212	—	(57)	57	—
Retained earnings	9,916	(206)	9,710	8,867	172	9,039
Accumulated other comprehensive income
Net unrealized gains on available for sale securities	—	455	455	—	410	410
Foreign currency translation adjustments	—	(212)	(212)	—	(57)	(57)
Derivative instruments	—	142	142	—	13	13
Minimum pension liability adjustment	—	(5)	(5)	—	—	—

Total shareholders' equity	13,203	1,385	14,588	12,014	1,806	13,820

Total liabilities and shareholders' equity	$333,317	$5,831	$339,148	$316,236	$7,777	$324,013

Consolidation of variable interest entities

        As of November 1, 2004, the Bank prospectively adopted the CICA accounting guideline on the consolidation of variable interest entities. This accounting guideline harmonized Canadian GAAP with U.S. GAAP and as a result, beginning November 1, 2004 no significant Canadian/U.S. GAAP difference exists in relation to variable interest entities. Previous Canadian GAAP required consolidation of such entities only when the Bank retains substantially all the residual risks and rewards of the entity.

Liabilities and equity

        As of November 1, 2004, the Bank adopted the CICA amendments to its accounting standard on financial instruments — disclosure and presentation on a retroactive basis with restatement of prior periods. As a result of these amendments, the Bank was required to classify its existing preferred shares and innovative capital structures as liabilities and their corresponding distributions as interest expense for Canadian GAAP. However, under U.S. GAAP preferred shares of the Bank (except preferred shares of the Bank's subsidiary TD Mortgage Investment Corporation) continue to be considered equity and its innovative capital structures continue to be considered non-controlling interest. In addition, under U.S. GAAP, preferred shares of the Bank's subsidiary, TD Mortgage Investment Corporation, continue to be presented as a non-controlling interest on the Consolidated Interim Balance Sheet, and the net income applicable to the non-controlling interest continues to be presented separately on the Consolidated Interim Statement of Income. Due to the prior period restatements for Canadian GAAP, the Bank has reclassified its adjustments to arrive at Consolidated Interim Financial Statements prepared on a U.S. GAAP basis.

Asset retirement obligations

        As of November 1, 2004, the Bank retroactively adopted the CICA accounting standard on asset retirement obligations. This accounting standard harmonized Canadian GAAP with U.S. GAAP and as a result, beginning November 1, 2004 no significant Canadian/U.S. GAAP difference exists in relation to asset retirement obligations.

Note 12:    Future accounting changes

Earnings per share

        The Canadian Institute of Chartered Accountants (CICA) has issued a proposed accounting standard on earnings per share that is applicable to the Bank in fiscal 2006. The primary impact of the proposed standard is that it eliminates the provision that allows the Bank to assume that contracts with the option of settling in either cash or stock will be settled in cash. As a result, the Bank's liability for preferred shares and Capital Trust Securities (comprising Capital Trust Securities and TD Capital Trust II Securities of TD Capital Trust and TD Capital Trust II, respectively) will need to be included in the diluted earnings per share calculation. The impact on diluted earnings per share is expected to be approximately four cents per share per quarter. Basic earnings per share will not be affected.

Financial instruments, hedges and comprehensive income

        The CICA has issued three new accounting standards — Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning with the first quarter of fiscal 2007. The principal impacts of the standards are detailed below.

        Financial assets will be classified as available for sale, held to maturity or trading. Held to maturity assets will be limited to fixed maturity instruments that the Bank intends to and is able to hold to maturity and will be accounted for at amortized cost. Trading assets will continue to be accounted for at fair value with realized and unrealized gains and losses reported through net income. The remaining assets will be classified as available for sale and measured at fair value with unrealized gains and losses recognized through comprehensive income.

        For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the value of derivatives and hedged items will be recorded through income. For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through comprehensive income until the hedged items are recognized in income.

        Comprehensive income will be a new component of shareholder's equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank's primary financial statements. Comprehensive income includes unrealized gains and losses on available for sale securities, foreign currency translation and derivative instruments designated as cash flow hedges, net of income taxes.

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
Call the Shareholders Relations department at (416) 944-6367 or toll free at 1-866-756-8936 or e-mail tdshinfo@td.com.
Shareholder information is also available by calling toll free in Canada or the United States:
1-800-4NEWS-TD (1-800-463-9783).
In Toronto, call:
(416) 982-NEWS [(416) 982-6397].

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate and Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust,
24 hours a day, seven days a week:
1-866-222-3456
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Annual Meeting
Wednesday, March 23, 2005, 9:30 a.m.
Fairmont Chateau Laurier, Ottawa, Ontario

Online Investor Presentation: Full financial statements and a presentation to investors and analysts (available on February 24) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts is scheduled on February 24, 2005 at 3:30 p.m. EDT. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD's website and will be available for replay for a period of at least one month.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from February 24, 2005 to March 24, 2005. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21111124 (pound key).

Software Required for Webcast: A Netscape Navigator 4.5 or Microsoft Internet Explorer 4.0 browser or better is required to access the webcast via the internet. Real Player is also required to access the webcast. To download Real Player, go to www.real.com.

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES
AND LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES
FOR THE TWELVE MONTHS ENDED JANUARY 31, 2005(1)

        The Bank's interest requirements on all subordinated notes and debentures and liabilities for preferred shares and capital trust securities after adjustment for new issues and retirement, amounted to $507 million for the 12 months ended January 31, 2005. The Bank reported a net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes of $3,434 million for the 12 months ended January 31, 2005, which was 6.8 times the Bank's interest requirements. On an earnings before amortization of intangibles basis the Bank's net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $4,024 million, which was 7.9 times its interest requirements.

(1)
The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as the "reported basis". The Bank also utilizes earnings before the amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes amortization of intangibles from reported basis earnings. The majority of the Bank's intangible amortization relates to the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as this approach is how the Bank manages its businesses internally. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period. As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and related terms are not defined terms under GAAP and therefore may not be comparable to similar terms used by other issuers.

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SIGNATURES
MANAGEMENT'S DISCUSSION AND ANALYSIS
CONSOLIDATED INTERIM BALANCE SHEET
CONSOLIDATED INTERIM STATEMENT OF INCOME
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)